EXHIBIT 99.1

Endeavour Silver Produces 5,672,703 Oz Silver and 37,858 Oz Gold (8.7 Million Silver Equivalent Oz) in 2023; Improved Fourth Quarter Production Delivers Annual Guidance

VANCOUVER, British Columbia, Jan. 09, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) (“Endeavour” or the “Company”) reports full year 2023 production of 5,672,703 silver ounces (oz) and 37,858 gold oz, for silver equivalent (1) (“AgEq”) production of 8.7 million oz. Fourth quarter production was 1,396,315 silver oz and 9,440 gold oz for 2.2 million silver equivalent oz.

“We are extremely pleased with our strong Q4 production results, which have been driven by initiatives our Operations team implemented to improve both mine and mill productivity” commented Dan Dickson, Chief Executive Officer. He further added, “Implementing these initiatives allowed us to successfully overcome the challenges that affected Q3 production. Not only did Guanaceví’s production return to historical levels, which is expected to be continue into 2024, our recovery plan more than met expectations, allowing us to achieve our annual production guidance with strong fourth-quarter performance. We have now delivered three consecutive years of meeting or exceeding our annual production guidance.”

Q4 Highlights

  Production In-Line with Guidance: Consolidated production in-line with guidance, representing the Company’s third consecutive year of meeting or exceeding production guidance.
  Guanaceví Improved Performance: Silver grades, gold grades and plant throughput slightly exceeded plan. The plant refurbishments and modifications enhance operational flexibility to exceed the historical throughput of 1,200 tonne per day.
  Bolañitos Performance Remained Steady: Increased silver production from higher silver grades with similar throughput was offset by lower gold production due to lower gold grades. The variations in grades quarter from quarter is expected, while annual ore grades were within 2% of annual planned grades.
  Metal Sales and Inventories: Sold 1,332,648 oz silver and 9,417 oz gold during the quarter. Held 476,015 oz silver and 1,411 oz gold of bullion inventory and 11,869 oz silver and 300 oz gold in concentrate inventory at quarter end.
  Encouraging Brownfields Exploration Results from Guanaceví and Bolañitos: Drilling continued to intersect high-grade silver-gold mineralization in the Santa Cruz vein at Guanaceví (see news release dated October 18, 2023) and intersected multiple mineralized structures near current workings at Bolañitos (see news release dated November 27, 2023).
  Positive Greenfields Exploration Results from the Parral Project: Drilled over 6,500 metres testing the San Patricio vein and other regional targets (see news release dated October 25, 2023).
  Appointment of Chief Financial Officer: Elizabeth Senez brings over 20 years’ of experience in accounting, corporate finance, and corporate treasury (see news release dated December 5, 2023).
  At-The-Market Offering for up to US$60 million: Proceeds to be used for funding development of the Terronera project and other growth initiatives (see news release dated December 18, 2023).

Q4 2023 Mine Operations

Consolidated silver production decreased 23% to 1,406,423 ounces in Q4 2023 compared to Q4 2022, primarily driven by lower silver production at the Guanaceví mine due to a reduction in silver grade and slightly lower throughput. Although the grades at El Curso have returned to historic averages during Q4 2023, the Company was mining in higher grade areas in Q4 2022. Local third-party ore continued to supplement mine production, totaling 14% of quarterly throughput.

Consolidated gold production decreased by 7% to 9,608 ounces compared to Q4 2022, primarily due to lower gold grades mined at the Guanaceví mine. The lower gold production from Guanaceví more than offset the higher gold produced from the Bolañitos mine.

At Guanaceví, Q4 2023 throughput was 7% lower than Q4 2022 with silver grades 18% lower and gold grades 17% lower resulting in lower silver and gold production of 24% and 25% respectively.

At Bolañitos, Q4 2023 throughput was 4% higher than Q4 2022 with silver grades 10% lower and gold grades 8% higher. Silver production decreased by 10% while gold production increased by 8%. The change in grades was due to typical variations in the mineralized body.

Production Highlights

Three Months Ended December 31,				Twelve Months Ended December 31,
2023	2022	% Change		2023	2022	% Change
220,464	224,289	(2%)	Throughput (tonnes)	874,382	834,542	5%
1,406,423	1,830,835	(23%)	Silver ounces produced	5,672,703	5,963,445	(5%)
9,608	10,370	(7%)	Gold ounces produced	37,858	37,548	1%
1,396,315	1,816,813	(23%)	Payable silver ounces produced	5,627,379	5,912,509	(5%)
9,440	10,196	(7%)	Payable gold ounces produced	37,189	36,901	1%
2,175,063	2,660,435	(18%)	Silver equivalent ounces produced (1)	8,701,343	8,967,285	(3%)
1,332,648	2,816,882	(53%)	Silver ounces sold	5,669,760	6,464,869	(12%)
9,417	11,843	(20%)	Gold ounces sold	37,186	38,868	(4%)

Mine-by-mine production in the fourth quarter and the year ended December 31, 2023 was:

Q4 2023 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	110,781	1,204	419	1.20	85.2%	87.0%	1,271,679	3,721
Bolañitos	109,683	1,192	45	1.86	84.8%	89.9%	134,744	5,887
Consolidated	220,464	2,396	233	1.53	85.1%	88.8%	1,406,423	9,608

*gpt = grams per tonne
Totals may not add due to rounding

2023 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	433,409	1,187	417	1.19	88.0%	90.5%	5,105,237	14,955
Bolañitos	440,973	1,208	47	1.82	85.1%	88.6%	567,466	22,903
Consolidated	874,382	2,396	230	1.51	87.7%	89.3%	5,672,703	37,858

*gpt = grams per tonne
Totals may not add due to rounding

Qualified Person

Dale Mah, Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

2023 Financial Results and Conference Call

The Company’s annual 2023 financial results will be released before markets open on Monday, March 11, 2024, and a telephone conference call will be held the same day at 9:00 a.m. PT / 12:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Monday, March 11, 2024, at 9:00 a.m. PT / 12:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610 Local or International +1-604-638-5340 Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0627#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information:

Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, Endeavour’s anticipated performance in 2024 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2024, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

End Note: (1) Silver equivalent calculated using an 80:1 silver: gold ratio